UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 25, 2017

GP INVESTMENTS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-37397	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

150 E. 52nd Street, Suite 5003
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(212) 430-4340
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§240.12b-230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2) of this chapter.

☑	Emerging growth Company

☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act

Item 8.01.          Other Events

On May 16, 2017, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (“GPIAC”), entered into an Agreement and Plan of Merger (as amended on June 30, 2017, the “Merger Agreement”) with Let’s Go Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of GPIAC, Rimini Street, Inc., a Nevada corporation (“Rimini Street”), and the Holder Representative thereunder, relating to a proposed business combination transaction with Rimini Street.

At the special meeting of Rimini Street stockholders held at 8:00 a.m. Pacific Time, on September 18, 2017, at 6601 Koll Center Parkway #300, Pleasanton, CA, at which Rimini Street stockholders would have otherwise been asked to consider and vote upon the approval and adoption of the Merger Agreement and other proposals described in the definitive joint proxy statement/prospectus mailed to Rimini Street stockholders and GPIAC shareholders on September 8, 2017 (the “Definitive Joint Proxy Statement/Prospectus”), Rimini Street stockholders representing a sufficient number of shares of Rimini Street capital stock voted in favor of a proposal to adjourn the special meeting to 5:00 p.m. Pacific Time, on September 21, 2017, in order for Rimini Street to provide its stockholders with an update regarding certain proposed amendments or modifications to its term loan Financing Agreement (the “Credit Facility”) with a syndicate of lenders, dated as of June 24, 2016, as amended.  The parties to the Credit Facility are continuing to discuss certain amendments or modifications to the existing terms of the Credit Facility.  However, at this time, there can be no assurance that any such amendments or modifications will be made.

At its reconvened meeting on September 21, 2017, Rimini Street stockholders representing a sufficient number of shares of Rimini Street capital stock voted in favor of a proposal to further adjourn the special meeting to September 22, 2017, and, at such reconvened meeting, further voted in favor of a proposal to further adjourn the special meeting to 4:00 p.m. Pacific Time, on September 25, 2017.  Rimini Street has been advised by stockholders representing a sufficient number of shares of Rimini Street capital stock to adjourn the special meeting that they intend to submit and vote in favor of a proposal to further adjourn the special meeting to a future date and time to be specified at the time of such vote.

As described in the Definitive Joint Proxy Statement/Prospectus, pursuant to GPIAC’s memorandum and articles of association, a public GPIAC shareholder may request redemption for cash of all or a portion of the post-domestication RMNI public shares that such public shareholder will hold upon the domestication of GPIAC if the business combination is consummated.  Based on the level of indications received from GPIAC shareholders electing to redeem their GPIAC public shares as of 5:00 p.m. (Eastern Time) on September 22, 2017 and the ongoing discussions among the parties to the Credit Facility, GPIAC and Rimini Street are engaging in discussions about the implications on the consummation of the transactions contemplated by the Merger Agreement.  There can be no assurance as to the outcome of such discussions.

In light of these developments and to provide additional time for such discussions, at the extraordinary general meeting of GPIAC shareholders to be held on September 26, 2017 at which GPIAC shareholders would otherwise be asked to consider and vote upon the approval and adoption of the Merger Agreement and other proposals described in the Definitive Joint Proxy Statement/Prospectus, GPIAC intends to submit a proposal to adjourn the meeting to a later date to be specified pending the outcome of such discussions with Rimini Street.  Following the meeting, GPIAC will announce the results of such proposal and will announce the date on which the extraordinary meeting will be reconvened.  Prior to such time, a public GPIA shareholder may continue to request redemption or withdraw redemptions requests by following the procedures described in the Definitive Joint Proxy Statement/Prospectus.

GPIAC intends to provide a further update on the matters described in this Current Report on Form 8-K (the “Current Report”) as facts and circumstances warrant.

Definitive Joint Proxy Statement/Prospectus Is Hereby Updated and Supplemented

This Form 8-K updates and supplements the information contained in the Definitive Joint Proxy Statement/Prospectus. Accordingly, this Form 8-K should be read in conjunction with the Definitive Joint Proxy Statement/Prospectus, including the risk factors set forth under the heading “Risk Factors” therein. Stockholders of Rimini Street and shareholders of GPIAC should consider the information set forth in this Form 8-K when making a decision on how to vote in connection with the proposals to be put to the stockholders of Rimini Street and shareholders of GPIAC and, in respect of shareholders of GPIAC, when making a decision on whether to exercise redemption rights in respect of the GPIAC’s public shares.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between GPIAC and Rimini Street.  These statements are based on the current expectations of GPIAC and Rimini Street management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding GPIAC’s and Rimini Street’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to; changes in the business environment in which GPIAC and Rimini Street operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Rimini Street operates; adverse litigation developments; the level of Rimini Street’s existing indebtedness, including the  covenants contained in the Credit Facility; inability to refinance existing debt on favorable terms; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of GPIAC’s or Rimini Street’s management team; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the shareholders of GPIAC and/or the stockholders of Rimini Street for the transaction is not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of GPIAC and Rimini Street; uncertainty as to the long-term value of GPIAC common stock; the inability to realize the expected amount and timing of cost savings and operating synergies; those discussed in GPIAC’s Annual Report on Form 10-K for the year ended December 31, 2016 under the heading “Risk Factors,” as updated from time to time by GPIAC’s Quarterly Reports on Form 10-Q and other documents of GPIAC on file with the SEC or in the Definitive Joint Proxy Statement/Prospectus. There may be additional risks that neither GPIAC nor Rimini Street presently know or that GPIAC and Rimini Street currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide GPIAC’s and Rimini Street’s expectations, plans or forecasts of future events and views as of the date of this communication. GPIAC and Rimini Street anticipate that subsequent events and developments will cause GPIAC’s and Rimini Street’s assessments to change. However, while GPIAC and Rimini Street may elect to update these forward-looking statements at some point in the future, GPIAC and Rimini Street specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GPIAC’s and Rimini Street’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed business combination between Rimini Street and GPIAC or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For Investors And Stockholders

In connection with the transactions referred to in this communication, the Registration Statement of GPIAC on Form S-4 (File No.: 333-219101), was originally filed with the SEC on June 30, 2017, as subsequently amended and was declared effective by the SEC on September 7, 2017. The Definitive Joint Proxy Statement/Prospectus was mailed to stockholders of Rimini Street and to shareholders of GPIAC on or around September 8, 2017.

This communication is not a substitute for the Definitive Joint Proxy Statement/Prospectus or Registration Statement or for any other document that GPIAC may file with the SEC and send to GPIAC’s shareholders and/or Rimini Street’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the Definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by GPIAC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by GPIAC are available free of charge by contacting GPIAC at 150 E. 52nd Street, Suite 5003, New York, New York 10022, Attn: Investor Relations.

Participants in the Solicitation

GPIAC and Rimini Street and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of GPIAC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 16, 2017. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPIAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GP Investments Acquisition Corp.

	By:	/s/ Antonio Bonchristiano
Dated: September 25, 2017		Name: Antonio Bonchristiano
Title: Chief Executive Officer